Exhibit 11

MUFG Group Code of Conduct 2019

01 If someone asked you what MUFG’s most precious asset is, what would you say? I would say trust. Why? Because banking is built on trust – it’s as simple as that. Think about what our customers and society demand from financial institutions. They expect us to be strong enough to maintain a steady supply of funding even when the economic climate is treacherous. They expect us to provide reliable financial services after a catastrophic natural disaster. They expect us to be a reliable source of help and advice in times of individual or institutional economic struggle. This is why MUFG has always valued a relationship of trust with our customers above all else. Building on the principles of those who came before us, we work to maintain, improve, and protect our reputation by exemplifying strength and dependability – the building blocks of reputation. They’re the qualities people look for when choosing an institution to safeguard one of their most prized possessions: financial security. Of course, reputation must be sustained by quality service. If we let the customer down, our reputation will collapse instantly. There’s a saying: If a clock ever strikes thirteen, it will forever be doubted, even when it shows the correct time. Once a reputation has been damaged, it is not easily restored. Therefore trust is a matter of life-and-death for a company like ours, with a massive impact on our business results – and even our survival. So: How do we protect it? Through a rigorous code of consistent, trustworthy behavior. The Corporate Vision and the Code of Conduct express the values we consider essential to being a strong and dependable company. The Corporate Vision represents our basic stance and the guiding principles behind all our activities. The Code of Conduct lays forth a set of standards that guide how we should all make decisions and act in our day-to-day work. Together, they’re our guideposts help us do the right thing at all times. Lead with your heart Message from the Group CEO

02 But the truest standards are within our own hearts. When struggling to make a decision at work, we should look to our conscience and ask, “Could I explain my conduct to my family and friends with pride?” That answer should lead in the right direction. Likewise, if you notice anything around you that you suspect might contravene the Code of Conduct even slightly, please do not hesitate. Report it to your supervisor or whistleblowing system right away. Reporting these matters is part of doing the right thing and is the responsibility of every colleague who represents MUFG. Our Group entities will appreciate your courage and be responsible for carrying out an appropriate response. No repercussions will ever be taken against a colleague who makes a sincere and honest report to protect what’s right. If every one of us thoroughly understands the Code of Conduct, and works to put it into daily practice, we will be better-equipped to be the strong and dependable financial institution that society and our customers can trust. Becoming the world’s most trusted financial group depends on each of us – all of us – doing the right thing, every step of the way. April 2019 Kanetsugu Mike Member of the Board of Directors, President & Group CEO

03 Contents Message from the Group CEO 01 Introduction Corporate Vision and Code of Conduct 04 Corporate Vision 05 About the Code of Conduct 07 Failure to Abide by the Code of Conduct 08 Roles and Responsibilities of Managers 09 Code of Conduct Structure of the Code of Conduct 10 Chapter 1. Customer Focus 11 Honesty and Integrity 12 Ensuring Quality 13 Exceeding Customer Expectations 15 Chapter 2. Responsibility as a Corporate Citizen 17 Adherence to Laws and Rules 18 Prevention of Financial Crime 19 Contributing to Society 20 Chapter 3. Attitudes and Behaviors in the Workplace 21 Challenge Ourselves to Grow 22 Collaborative and Professional Working Environment 23 Protecting MUFG’s Assets and Property 25 Reporting Problem Situations and Seeking Advice 26

04 Introduction Code of Conduct Chapter 1 Chapter 2 Chapter 3 Corporate Vision and Code of Conduct The diagram below illustrates the relationship between our Corporate Vision and Code of Conduct. Our Vision Our Mission Our Values Customer Focus Responsibility as a Corporate Citizen Attitudes in the Workplace Acting to achieve the Corporate Vision Code of Conduct Corporate Vision Chapter 1 Chapter 2 Chapter 3

05 Corporate Vision The corporate vision serves as the basic policy in conducting our business activities, and provides guidelines for all group activities. The corporate vision also is the foundation for management decisions, including formulating management strategies and management plans, and serves as the core value for all staff. To be a foundation of strength, committed to meeting the needs of our customers, serving society, and fostering shared and sustainable growth for a better world. Be the world’s most trusted financial group Work together to exceed the expectations of our customers Strive to understand and respond to the diverse needs of our customers. Maintain and expect the highest levels of professionalism and expertise, supported by our consolidated strength. Provide reliable and constant support to our customers Give the highest priority to protecting the interests of our customers. Promote healthy, sustainable economic growth. Maintain a robust organization that is effective, professional, and responsive. Expand and strengthen our global presence Leverage our strengths and capabilities to attract a loyal global customer base. Adapt rapidly to changes in the global economy and their impact on the needs of our customers. Our Mission Our Vision

06 Introduction Code of Conduct Chapter 1 Chapter 2 Chapter 3 Integrity and Responsibility Strive to be fair, transparent, and honest. Always act responsibly in the best interests of customers and society, building long-term stakeholder relationships and giving back to our communities. Professionalism and Teamwork Respect the diversity of our fellow workers and foster a strong spirit of teamwork. Expect the highest levels of professionalism. Challenge Ourselves to Grow Adopt a global perspective to anticipate trends and opportunities for growth. Create and sustain a responsive and dynamic workplace where everyone can focus on providing outstanding customer service and embrace new challenges. Our Values

07 About the Code of Conduct The Code of Conduct encapsulates the standards that guide staff conduct and decision-making in our day-to-day business activities under the MUFG Corporate Vision. It is designed to provide guidance in times of doubt, or when we find it difficult to know if we are making the right choice. (In some cases, the Code of Conduct may be supplemented by additional entity or location specific guidelines, which provide further specific guidance.) In situations where you feel uncertain or find it difficult to reach a judgement with respect to conduct or a contemplated course of conduct, you should consider the following: Is the conduct in line with the letter, intent, and spirit of the law and regulations and of the rules, protocols, procedures, and other guidelines determined by MUFG entities? Is the conduct aligned with the Corporate Vision and the Code of Conduct? Am I telling myself “this is for the good of the company” merely as an excuse for the conduct? Is the conduct equivalent to “looking the other way”? Is there any possibility that others might regard the conduct as inappropriate or unethical? Is there any possibility that the conduct might damage or negatively impact my reputation or the reputation of the company? Could I take pride in the conduct if it was reported in the media, or otherwise made public, including on social media? All staff must undergo training on the Code of Conduct once a year, as a general rule. In addition, each member of staff must make an attestation in a form determined by the relevant Group entity, that he or she will abide by the MUFG Code of Conduct. Phrases to Watch Out For Be careful if you catch yourself or others using language such as: “Just this once” “Everyone else is doing it” “Don’t argue” “It’s urgent so we need to make an exception” “It wouldn’t be mature to rock the boat” Do not fall into the trap of failing to think critically. Take the time to think carefully, and do the right thing.

08 Introduction Code of Conduct Chapter 1 Chapter 2 Chapter 3 Failure to Abide by the Code of Conduct All staff must abide by the Code of Conduct, as well as applicable laws and regulations, and rules, protocols, and procedures, and other guidelines determined by Group MUFG entities. Any conduct that fails to meet these standards may result in disciplinary measures, up to and including termination of employment, in accordance with the employment regulations and other rules established separately by individual MUFG companies. Staff may be held personally responsible for conduct that damages the reputation and trust of an MUFG company or damages the company’s interests. Staff may also be held responsible for the action or inaction of others if they fail to take action despite knowing about inappropriate behavior or conduct on the part of others that is likely to have a serious negative impact on the trust or interests of any Group entity, or if they ignore any such conduct despite being in a position of responsibility requiring them to know about it. In addition, staff conduct may be reported to the relevant authorities, which could result in a fine, loss of the qualification to work in the financial industry, and/or even imprisonment. What happens if I cannot exceed customer expectations or achieve growth and new challenges? Does that mean I will be subject to disciplinary measures for failing to abide by the Code of Conduct? The code of conduct contains a mixture of different guidelines. Items like “Acting with honesty and integrity,” and “Prevention of financial crime” must be followed at all times. Others, including “Exceeding customer expectations” and “growth and challenges” are more like targets that you should aim toward. But no member of staff will be subject to disciplinary measures merely for failing to meet these targets. Meeting Growing Social Expectations Society makes increasingly high demands of companies in our line of work. Even in cases where there is no clear infringement of the law, regulations, or rules, protocols, and procedures decided by individual MUFG companies, there may be serious consequences for conduct that goes against social norms, contravenes the practices of fair trading or market norms, or is deemed inappropriate in the light of the commonly accepted values of society—this is particularly true in cases where there has been a failure to consider the customer’s point of view. We must be aware of the expectations of society at all times.

09 Roles and Responsibilities of Managers Managers have several additional roles and responsibilities. (“Manager” here refers primarily to Managing Directors, Directors, and general, chief and senior managers with responsibility for leading a team.) 1 Lead by example. You should be acutely aware of the behavior expected of someone in your position, and should be proactive about acting ethically in accordance with the Corporate Vision and the Code of Conduct. 2 Create a workplace environment and atmosphere in which all staff, regardless of position or job title, can engage in frank and constructive discussion in line with the Corporate Vision and the Code of Conduct when they are struggling to reach a work-related decision. 3 Work to ensure that staff under your supervision understand the content of the MUFG Corporate Vision and the Code of Conduct, and ensure that they take responsibility for understanding and acting in accordance with these standards. 4 Strictly avoid any conduct that could be construed as a misuse of your position or influence as a manager. (For example, by placing inappropriate pressure on a subordinate for the sake of your own interests or activities.) Properly oversee the conduct and activities of staff under your supervision to ensure that they follow all applicable laws and regulations, as well as rules, protocols, procedures, and other guidelines determined by MUFG entities. Take appropriate, timely action when a problem has arisen or there are grounds for concern, either addressing the issue directly or escalating appropriately. The Importance of Listening As a supervisor, how do you respond when one of your team comes to you with a problem? Do you give them your attention, or simply ask what they want without even looking up from your desk? When someone comes to you for advice, it is important to take the time to listen carefully and with an open mind to what they have to say. Particularly in the case of a problem that might touch on the Code of Conduct, it is vital to take appropriate measures promptly before the problem gets out of hand. Remember: the better you are as a listener, the more effective you will be as a manager.

10 Introduction Code of Conduct Chapter 1 Chapter 2 Chapter 3 Structure of the Code of Conduct The Code of Conduct is organized into three chapters. Chapter 1 deals with the attitude we should adopt with our customers. Acting with honesty and integrity and pursuing the best interests of our customers is a core component of our business practices. Honesty and Integrity Ensuring Quality Exceeding Customer Expectations Chapter 2 presents a set of standards designed to help us fulfill our responsibilities as a good corporate citizen. MUFG’s reputation depends upon the trust and confidence of our customers and other stakeholders, including local communities, and we are responsible to society on a global level. Adherence to Laws and Rules Prevention of Financial Crime Contributing to Society Chapter 3 describes the actions and mindset that will create a stimulating and supportive working environment as MUFG continues to grow. Our success depends on building and maintaining a dynamic workplace where all staff can reach their full potential in ways that support our customers and make a valuable contribution to society as a whole. Challenge Ourselves to Grow Collaborative and Professional Working Environment Protecting MUFG’s Assets and Property Reporting Problem Situations and Seeking Advice

11 Chapter 1. Customer Focus Our customers are at the center of everything we do, and should always be the focus of our thoughts. Our aim should be to win the trust and confidence of our customers at all times. MUFG exists today because of the trust and confidence that customers have placed in us over many years. Our role is to increase and strengthen this bedrock of trust and confidence. Our activities are not driven by the prospect of short-term gains. Instead, we look to build ongoing relationships with our customers to support their long-term growth.

12 Introduction Code of Conduct Chapter 1 Chapter 2 Chapter 3 Our customers are at the center of everything we do. We carry out fair and transparent corporate activities with honesty and integrity. We treat customer assets with care and respect and strive always to ensure that our actions do not unjustly damage our customers’ interests. Acting with Honesty and Integrity Every single piece of work that any one of us does is related to our customers. We place our customers at the center of everything we do. Our thoughts are always of how best to help our customers, and we work fairly and honestly to support our customers’ long-term sustained growth. Safeguarding Customer Assets (Including Information) Our customers entrust us with important assets, such as cash and securities as well as information. They place trust and confidence in us to safeguard these important assets. The loss, leakage, or misuse of our customers’ information can not only cause serious damage to customer interests, but can also seriously undermine the trust and confidence that MUFG has built up over many years. We treat our customers’ assets with the utmost care, and ensure that they are properly safeguarded at all times. Protecting Customer Interests Properly We act with honesty and integrity to ensure that our conduct does not unjustly damage customer interests. MUFG is an integrated financial group made up of diverse business entities. When conducting business with customers, we are sensitive to the possibility of conflicts of interest that may exist between customers or between a customer and a Group entity. We act appropriately at all times, in line with the guidelines on managing conflicts of interest. About Performance Objectives Have you ever felt a conflict of interest between achieving your targets and maintaining the customer’s trust? As a company, we have a responsibility to achieve our objectives. But these must be achieved by doing the right thing and earning trust and reputation from our customers. If you ever feel any conflict between achieving an objective and maintaining the customer’s trust, always prioritize the customer’s trust above everything else. Remind yourself that achieving objectives is only meaningful if it is achieved by following the correct procedures. Honesty and Integrity

13 To build lasting relationships of trust and confidence with our customers, we listen carefully to what our customers are telling us, and maintain thoroughgoing quality control of all our products and services, from planning and development to provision and subsequent revisions, with a view to further enhancing quality. Best Possible Products and Services for Customers Our customers expect trustworthiness and honesty in our conduct. In order to earn trust from customers and build lasting positive business relationships with them, it is important to maintain thorough quality control at all stages in the development and delivery of our products and services. Quality control means developing and providing the best possible products and services for customers, and ensuring accuracy and safety in all our business dealings. To this end, it is important to always keep in mind the following principles: 1 When planning and developing products and services, we clearly define the customers for whom they are intended, and ascertain a clear sense of customer needs. 2 Ensure that the nature of products and services are understood by the customers and that any associated risks are within acceptable levels for the customers. 3 Ensure that products and services proposed and provided to customers match their purposes, needs, knowledge, experience, financial capabilities, and other relevant conditions. 4 We should be equipped with the knowledge and skills necessary to propose and provide our products and services. Give clear and accurate explanations that allow customers to understand the nature and risks of our products and services as well as to understand and accept the risks associated with them. Be fair-minded, courteous, and sincere in all dealings with our customers. Take customer comments, wishes, and complaints seriously and share them appropriately with the relevant divisions within MUFG to improve quality. Ensuring Quality

14 Introduction Code of Conduct Chapter 1 Chapter 2 Chapter 3 Unending Work to Improve Quality We regularly confirm that our products and services are meeting the needs of our customers, and work constantly to review and improve the quality of all our products and services. What does quality control mean in financial services? Quality control is a term often used in manufacturing businesses, but what does it. mean for us in the financial services industry? The financial products and services we provide are different from tangible products that can be inspected by eye and held in the hand. But we must always keep in mind the idea of quality control in assessing our services the same way as physical products. Do they meet customer needs, and are our services accessible and easy to use? Because our products and services cannot be checked by the eye, it is vital to monitor quality control through the “life cycle base,” from the planning and development stage to sales and beyond to after-service care. If there is a problem, it will often be apparent from our interactions with the customer. Often, staff at the company will be aware of the problem before anyone else. It is important always to be aware of what customers are thinking in terms of their perceptions of service.

15 We aim to meet the diverse needs of our customers worldwide, and to provide services exceeding their expectations through the highest standards of professionalism, by leveraging our global network and the consolidated strengths of the entire Group. Improving Expertise Customer needs are becoming more diverse and sophisticated all the time. To provide our customers with the best possible products and services, every one of us works to improve our professional knowledge and expertise. Leveraging the Consolidated Strengths of MUFG Our customers have high expectations of the consolidated strengths of MUFG, as a group that brings together diverse business entities. For our customers, MUFG is a single company. We meet those expectations not by focusing on our contributions as individuals but through teamwork. We will continue to provide services that exceed customer expectations by bringing our strengths and capabilities together and acting as an integrated group. Using Our Global Network As our customers become increasingly global in their business activities, they choose financial products and services based on a careful comparison with those available around the world. We use MUFG’s global network to provide outstanding products and services that are truly world class. Exceeding Customer Expectations

16 Introduction Code of Conduct Chapter 1 Chapter 2 Chapter 3 Lessons Learned Reports on corporate scandals appear in the media almost on a daily basis. You must never think that these scandals are something that doesn’t concern us. What has happened at other companies could happen here too. Scandals have affected MUFG companies as well. We must analyze the reasons for these failures, discuss ways of ensuring they do not happen again, and then implement these measures thoroughly. Being humble enough to learn from our own mistakes and those of others is a key part of what it takes to build a good, strong company.

17 Chapter 2. Responsibility as a Corporate Citizen As we develop our business globally, we comply with all the domestic and international laws and rules that may apply. We do all we can to maintain stability and confidence in the global financial system, and contribute to the sound and healthy growth of society. Aware of the responsibility each of us has as a member of MUFG, we carry out fair and transparent corporate activities with honesty and integrity, in a manner that supports and strengthens the trust and confidence MUFG has earned from society over many years.

18 Introduction Code of Conduct Chapter 1 Chapter 2 Chapter 3 In addition to adhering strictly to all domestic and international laws and rules, we strive to do the right thing based on our strict code of ethics. Violations of laws or rules damage the vital social infrastructure of the financial system and lead to a loss of trust in MUFG. We strictly abide by all laws and rules relating to our business, including the following areas: Prohibition of Insider Trading Insider trading is illegal in many countries and is strictly regulated, regardless of the amount of money involved. We manage material information rigorously and have no involvement in activities that use material nonpublic information to gain illegal profits. Ban on Unfair Trading Practices As a participant in a fair, transparent, and free competitive market, we have no involvement with unfair trading practices (including cartels, abuse of dominant position, and market manipulation). We abide strictly with all the laws and rules in place to protect fair trading, including firewall regulations and the arm’s length rule. Anti-bribery and Corruption Bribery is a serious problem around the world, and many countries have strict laws prohibiting all forms of bribery. We have zero tolerance for bribery of all kinds. Appropriate Disclosure To ensure that MUFG is properly understood and evaluated in the wider society, it is incumbent on us to ensure that company information is disclosed in a timely and appropriate manner, including financial reports. Concealment or nondisclosure of information damages our trust and reputation. We will not be involved in any inaccurate or inappropriate disclosure of information, or in any attempt to conceal information. Adherence to Laws and Rules

19 We have zero tolerance for financial crime or any attempt to circumvent the rules and procedures aimed at preventing financial crime. We take all reasonable steps possible to prevent our products and services being used by individuals or entities involved in illegal or improper activities such as money laundering and terrorist financing. Prevention of Money Laundering and Other Misuse of Financial Services Our customers place their trust in us because they are confident that the financial services we provide contribute to healthy socioeconomic development. We remain alert to the possibility that the financial services provided by MUFG on a global basis may be misused to facilitate financial crimes such as money laundering, terrorist financing, investment fraud, and illegal withdrawals using counterfeit or stolen cards, and do everything in our power to prevent illicit activities involving our products and services. No Relationships with Criminal Elements All relationships with any criminal elements are strictly forbidden. We work closely with the police, legal counsel, and other relevant external organizations to protect the safety of all our staff. What Is Financial Crime? In addition to money laundering, which aims to give an appearance of legitimacy to income from tax evasion, smuggling, organized crime, illegal arms dealing, and other criminal activities, financial crime covers terrorist financing, economic sanctions, bribery, and corruption, as well as fraud, counterfeiting, impersonation, and other attempts to illicitly obtain financial assets from a customer or financial institution. Prevention of Financial Crime

20 Introduction Code of Conduct Chapter 1 Chapter 2 Chapter 3 We respect the history, cultures, and customs of different countries and regions around the world, and work to contribute to the development of local and global communities and the protection of the environment throughout our corporate activities and the social volunteer efforts of our staff. Giving Back to Communities As a good corporate citizen, MUFG is proactively engaged with local communities and contributes to their development. As members of regional communities and the global community, we volunteer actively to take part in activities that make a meaningful contribution to society. Commitment to the Environment We work to minimize the environmental impact of our corporate activities, as well as striving to develop and supply products and services that contribute to environmental conservation and protection, thus contributing to making a sustainable society a reality. Sustainable Growth Have you ever heard of “ESG” or “SDGs”? ESG stands for “Environment, Social and Governance”; three essential elements for the long-term growth of a company. SDGs (“Sustainable Development Goals”) are the blueprint for cooperative interactions between national governments and private companies to tackle social issues, such as clean energy and economic growth, to achieve a better global future. Our customers and investors now have a strong tendency to view companies from such perspectives. With the development of the ‘information society’, including the introduction of social networking services, our society has become a place where good and bad conduct can be quickly and easily revealed to the public. Increasingly, a company that engages in proper conduct as a corporate citizen can win more trust from customers and receive positive evaluations from investors. However, the reverse is also true. With consideration of the public nature of financial services and our position in the industry, we must assume that social expectations towards MUFG are very high and it is therefore essential that each member of staff and executive engages in proper conduct with an understanding of those expectations. Contributing to Society

21 Chapter 3. Attitudes and Behaviors in the Workplace We strive to respond and adapt promptly to the diversifying and evolving needs of our customers and the rapidly changing environment in which we work. The working environment at MUFG fosters mutual respect, enables individuals to make the most of their abilities as professionals, and maximizes the power of teamwork across regions and different areas of business, encouraging all staff to embrace new challenges. We work always to protect and maintain the tangible and intangible assets and property that MUFG has accumulated.

22 Introduction Code of Conduct Chapter 1 Chapter 2 Chapter 3 We strive to enhance our knowledge, expertise, and potential and maximize the power of teamwork. We believe that the changing business environment represents opportunity and are always ready to embrace new challenges in new fields. Personal Growth As the needs and businesses of our customers continue to evolve, it is essential that we too continue to grow professionally so as to provide the best possible products and services for customers. We endeavor to improve our individual skills, abilities, and potential, through our work and by taking advantage of training and educational opportunities both inside and outside of MUFG. We proactively support the efforts of all MUFG staff toward personal growth. Teamwork We shared information, skills, and expertise, working in teams to accomplish goals that individuals working alone could not have achieved. We are committed to maximizing the power of teamwork in pursuit of our business. Openness to New Challenges We work to adapt adroitly to changes in our customers and in society, taking on new challenges. Monitoring developments in society and changes in the business environment with ever greater vigilance, we embrace new challenges in the belief that change represents opportunity. Growth and Challenges Learning and experience are important aspects of how we grow as people. But sometimes challenges are necessary too. Particularly when major changes are happening, accepting a challenge without fear of failure can lead to major growth. This applies not only to individuals but to entire organizations. There is no growth without challenges, and no success without growth. Challenge Ourselves to Grow

23 We respect the human rights and diversity of all MUFG staff. We do not engage in or tolerate any form of discrimination or harassment or any other behavior that infringes these beliefs. Respect for Human Rights and Diversity As a global group, our workforce is highly diverse in terms of race, national origin, belief, religion, disabilities, family origin, gender, sexual orientation, gender identity, age, and health status. Diversity is one of MUFG’s strengths. We do not tolerate discrimination or infringement of the rights of any individual, and respect a diversity of values. Open Communication We strive to create an open and vibrant workplace in which staff deal with one another with sincerity and honesty, regardless of position, helping and respecting each other. Prohibition of Harassment Harassment undermines the dignity of the recipient and seriously damages the smooth running of the organization. We do not commit or tolerate any sexual harassment, power harassment, or other threatening or hostile behavior, including harassment from external sources. Collaborative and Professional Working Environment

24 Introduction Code of Conduct Chapter 1 Chapter 2 Chapter 3 Harassment in the Workplace Workplace sexual harassment is defined as unwelcome sexual advances or conduct of a sexual nature made against another person in the workplace, whether of the same or opposite sex. Sexual harassment may be “quid pro quo” harassment, in which there is a threat of dismissal, demotion, pay reduction, or loss of other benefit if the advances are refused. In “hostile work environment” harassment, conduct of a sexual nature unreasonably interferes with the performance of a person’s job or creates a hostile or offensive work environment. Power harassment is when a person abuses a position in the workplace hierarchy to cause mental or physical suffering to another person in the workplace through conduct that goes beyond what is appropriate for work-related reasons, creating a negative work environment. MUFG companies take strict disciplinary measures to deal with any and all acts of incidents of harassment.

25 We protect the tangible and intangible assets and property of MUFG and individual Group entities, and do not tolerate any behavior that might damage these assets. The tangible and intangible assets that MUFG has accumulated through its corporate activities play an important role in our business operations. We continue to contribute to the accumulation of corporate assets, support their proper protection and management, and do not tolerate any personal misuse of these assets. Protecting MUFG’s Assets and Property

26 Introduction Code of Conduct Chapter 1 Chapter 2 Chapter 3 If you become aware of conduct that contravenes the law, company regulations, or the provisions of this Code of Conduct, or any other problem situations, you should promptly report the matter and seek advice from a supervisor or issue a report via MUFG’s whistleblowing system. Violations of laws, regulations and MUFG policies, protocols and procedures cannot only seriously damage the trust and confidence that we have built up among our customers and the wider society, but may also cause losses to MUFG as a whole. If you suspect there is any problem within the company, you should promptly report the matter to an appropriate person, for example a supervisor or senior manager, or you should use the various whistleblowing arrangements in place across the Group or other means available locally. Whether the whistleblowing arrangements are used or not, the person who receives the report or information about any problem will treat it in the strictest confidence and MUFG is committed to ensuring that reporting staff do not suffer retaliation or other negative consequences. Speak Up If you have concerns or questions about conduct that you think might contravene the law, company regulations, or this Code of Conduct, be sure to report the matter promptly to the appropriate person or seek advice from a supervisor or person in charge of compliance issues, or use the whistleblowing system established within each MUFG company. Never worry that you might be making a fuss about something minor. Trust your sense that something is wrong. There will never be any repercussions for reporting a matter through the whistleblowing system. Management will be responsible for carrying out full and proper investigation into the matter you have brought to our attention. By speaking up, you help the company to prevent scandals and violations before they happen, and minimize the damage caused by infringements that have already taken place. Reporting Problem Situations and Seeking Advice

Mitsubishi UFJ Financial Group, Inc. Compliance Division Corporate Planning Division April 2019 establishment

Excerpts from MUFG’s Compliance Rules

(English Translation)

(Objective)

Article 1.

These rules prescribe basic matters relating to compliance with laws and regulations.

(Revision and abolition)

Article 2.

These rules may be revised or abolished by decision of the Executive Committee; provided, however, that any material revision or abolishment of rules relating to the duties and responsibilities of the Board of Directors or Member of the Board of Directors shall be made pursuant to a resolution of the Board of Directors.

(Definitions)

Article 4.

(1)	In these rules, “laws and regulations” mean laws and government ordinances to be strictly observed by MUFG personnel when carrying out business operations, as well as MUFG’s Articles of Incorporation, Code of Ethics, and other rules and regulations established according to the laws and government ordinances above.

(2)	In these rules, “compliance” means understanding the purpose and contents of laws and regulations properly, and behaving in an appropriate manner so as not to violate applicable laws and regulations.

(3)	In these rules, “affiliates” is a general term for MUFG’s consolidated subsidiaries and affiliated companies accounted for by the equity-method.

(4)	In these rules, “MUFG Group” means MUFG and its affiliates.

(Fundamental Policy)

Article 5.

The MUFG Ethical Framework and Code of Conduct are the foundations of compliance at MUFG.

(Responsibilities of Members of the Board of Directors, Corporate Executives (Shikko Yaku), Executive officers (Shikko Yakuin) and Board of Directors)

Article 6.

(1)	In accordance with the “Ethical Framework and Code of Conduct”, MUFG Members of the Board of Directors, corporate executives (shikko yaku) and executive officers (shikko yakuin) must carry out their responsibilities with the recognition that compliance is one of the most important objectives of management.

(2)	The board of directors must establish systems necessary for compliance and seek to achieve and maintain compliance.

(Responsibility of MUFG Managing Directors)

Article 7.

Managing Directors must implement compliance within their division.

(Responsibility of MUFG Employees)

Article 8.

(1)	MUFG employees must ensure compliance while performing their duties, and act in accordance with the “Ethical Framework and Code of Conduct”.

(2)	MUFG employees must strive to acquire adequate knowledge of the laws and regulations which are necessary to their business operations.

(Directors in charge of the Global Compliance Division and the Global Financial Crimes Division)

Article 10.

(1)	The Directors in charge of the Global Compliance Division and the Global Financial Crimes Division must report matters concerning compliance to the Board of Directors or Executive Committee as necessary.

(2)	When there is a risk of an unavoidable conflict of interest with a different division that the director in charge of the Global Compliance Division is also in charge of, to insure the independence of the Global Compliance Division, the managing director of the Global Compliance Division shall report to the President and CEO. The President and CEO will report to the Board of Directors or Executive Committee as necessary. Appropriate action shall also be taken to avoid conflicts of interest in cases other than those mentioned above.

(Office in Charge of Compliance)

Article 11.

(1)	The Global Compliance Division is in charge of overseeing the overall compliance framework.

*    *    *

(4)	When the Global Compliance Division receives reports of problems or possible problems relating to compliance, or when it discovers such problems itself, it must take necessary actions.

Article 11. ii

The Global Financial Crimes Division is in charge of overseeing the Group’s measures and management systems concerning global financial crimes, including money laundering prevention, economic sanctions measures, and bribery and corruption prevention.

(Compliance Officers Responsible)

Article 12.

The head of each business group is the compliance officer responsible for that business group. The compliance officer responsible oversees their business group and is responsible for any compliance related planning and supervision within their jurisdiction.

(Group Chief Compliance Officer)

Article 13.

(1)	A Group Chief Compliance Officer (CCO) (primarily the responsibility of the Global Compliance Division and the Global Financial Crimes Division) will be appointed based on Article 19 Paragraph 2 of the Organizational Regulations. When there is no appointed Group CCO, the director overseeing the Global Compliance Division will act as CCO.

(2)	The Group CCO (or in cases where there is no Group CCO, the CCO) shall oversee the coordination of division compliance officers (defined in Article 14), the chief compliance officer of each company in the MUFG Group, and any persons filling both those roles, as well as provide necessary guidance, advice and instruction based on the management agreement.

(3)	The Group CCO (or in cases where there is no Group CCO, the CCO) can request reports on compliance matters from the specified compliance officers responsible (defined in Article 12).

*    *    *

(Division Compliance Officers)

Article 14.

(1)	A chief manager in each division will serve as division compliance officer. Each managing director may appoint a person equivalent to a chief manager as division compliance officer. In such cases, the managing director should report to the Global Compliance Division in the Corporate Center, the compliance officer responsible for each business group (defined in Article 12), or the Global Compliance Division.

(2)	The division compliance officer is responsible for the strengthening of compliance in each division and for planning and supervising compliance related issues regarding business matters under their jurisdiction. Furthermore, the compliance officer will carry out duties including the management and compliance checking of documents, gathering information concerning the establishment and revision of laws relating to the duties of each division, working to improve general compliance conditions, and will play a central role in implementing compliance measures in each division.

(Responsibilities of Managing Directors)

Article 15.

When the managing director receives reports of problems or possible problems relating to compliance from the division compliance officer, or when they discover such problems themselves, they must consult with the managing director of the Global Compliance Division as well as provide orders and instructions to the division compliance officer. Furthermore, in each business group, they must report to the compliance officer responsible.

(Compliance Reporting System)

Article 16.

(1)	When a MUFG employee discovers problems or possible problems relating to compliance, they must report directly to their senior managers and the division compliance officer as stipulated in Article 14.

(2)	A person receiving such report must treat the report with appropriate care in working towards a resolution. Furthermore, the information relating to any reporting person must be treated with appropriate caution.

(3)	When the compliance officers receive reports of or otherwise detect violations of laws and regulations, or possible violations, they must report directly to the Global Compliance Division or the Global Financial Crimes Division and the managing director of their division. In cases where the managing director is involved in inappropriate conduct or behavior (including cases where such involvement is suspected or where a determination as to such involvement is difficult to make), such reports must be made to the Global Compliance Division or the Global Financial Crimes Division.

(4)	When a MUFG employee does not wish to report to their senior managers and the division compliance officer due to said officer being complicit in a violation of laws and regulations or the possibility thereof, or when no response or remediation is made despite an employee having made a report, the employee can report directly to the Global Compliance Division. In each business group, reports can be made to necessary parties other than those mentioned above, based on the instructions of the compliance officer responsible (defined in Article 12).

(5)	When a report of a problem or possible problem relating to compliance are made, it shall be prohibited to take any action to seek or identify the person who made the report or take any adverse employment action against such person for making the report.

Excerpts from MUFG’s Compliance Manual

(English Translation)

I.	Legal issues regarding Management

(3)	Board Director and Corporate Executive

(4)	Transactions involving a conflict of interest

When a Board Member or a Corporate Executive engages in a transaction involving a conflict of interest, the Board Member or the Corporate Executive must receive the approval of the Board of Directors.

III.	Specific issues

5.	Conflicts of interest

When a conflict of interest arises in connection with an operation involving any of the MUFG Group companies, Directors or employees, on one hand, and a customer or other third-party, the Director or employee, the MUFG Group company to which such Director or employee belongs, or any other MUFG Group company, on the other, the MUFG Group company, Director or employee must perform the operation in a proper manner.

Excerpts from MUFG’s Rules of Employment

(English Translation)

(Disciplinary Action)

Article 40.

The company will take disciplinary action when employees take the following prohibited actions:

(17) If an employee violated the rules of employment or any other applicable internal rules.